SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated March 22, 2012.

Document 1

For Immediate Release	March 22, 2012

SONDE RESOURCES CORP.  ANNOUNCES YEAR END 2011
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA--(Marketwire – March 22, 2012) - Sonde Resources Corp. (“Sonde” or the “Company”) (TSX: SOQ) (NYSE Amex LLC: SOQ) announced today the release of its financial and operating results for the year ended December 31, 2011. The Management’s Discussion and Analysis and financial statements for the year ended December 31, 2011, can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and is included in the Company’s Annual Report on Form 40-F, available on the Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company’s complete audited financial statements free of charge upon request.

In addition, Sonde announced it has filed its Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2011  (the “Statement of Reserves Data”), as mandated by National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The Statement of Reserves Data is included in the annual information form of Sonde for the year ended December 31, 2011 (the “AIF”). A Copy of Sonde’s AIF may be obtained on SEDAR.

Sonde will be hosting a conference call on Monday, March 26, 2012 at 2:30 p.m. MDT to provide a report on the Year End 2011 results and an update on exploration and corporate activities. Mr. Jack Schanck, President and CEO will host the call. All interested parties can join the call by dialing 416-340-8530 or 877-440-9795. Please dial-in 15 minutes prior to the call to secure a line.  The conference call will be archived for replay on our website within 48 hours of this conference call.

Operating and Financial Highlights

North Africa

In January 2011, the Company completed the Zarat North 1 well in North Africa.  This event was followed by a declaration of Force Majeure due to the civil war in Libya and the imposition of sanctions by the U.N. and Canada against Libya.  During the sanction period, the Company continued its evaluation of the reservoir and contracted with Ryder Scott (independent petroleum consultants) who working with other consultants provided a Contingent Resource Report 41.5 and 71.1 million boe for its Best and High Estimate, respectively, for the Joint Oil Block share of the Zarat Field.  When the sanctions were lifted, the Force Majeure declaration was rescinded and in December 2011, the Company commenced the shooting of 512 square kilometers of 3D seismic around two potential exploration well locations in accordance with the requirements of the Joint Oil Block Exploration and Production Sharing Agreement (“EPSA”). The Company completed the shoot in January 2012. On January 12, 2012, the Company received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013, contingent upon commencement by September 2012 of the three exploratory well work commitment under the EPSA. The Company has initiated the process to secure a drilling rig for this program. In March 2012 the Company filed a Plan of Development with Joint Oil for the development of the Zarat field and it is actively engaged in discussions to unitize development of the Joint Oil Block with an adjacent license holder. In addition, the Company began an initiative to identify and evaluate alternatives to finance its remaining obligations.  These alternatives may be comprised of one or more transactions to farm-out, joint venture or seek any other alternatives with regard to its 100% working interest. While the exploratory well commitment is supported by a US$45 million corporate guarantee, the potential cost of drilling the three wells could exceed US$100 million.  In January 2012 the Mariner Swap US$12.5 million payment was made to Joint Oil.

Western Canada

In 2011 the Company drilled 11 wells (8.9 net) in Western Canada.  The Company implemented a plan to develop the Mannville “I” pool at Drumheller by drilling three horizontal wells to test the crest of the structure, a pressure depleted area and the fringe of the pool.  While the results did not meet the Company’s expectations, the Company continues to evaluate new lift technology to enhance the total liquids production.  In 2011 the Company acquired the remaining working interest in the Mannville “I” pool as well as other assets in the Drumheller area. The Company has completed installation of phase 1 of the Mannville “I” waterflood, and will begin water injection into five wells at the end of March.  In 2011, the Company also drilled a single well in the Windfall area and two additional horizontal wells in the Drumheller area. Two wells (one horizontal and one vertical) were drilled at Michichi (Drumheller), two inexpensive coalbed methane wells, and a farm out well in the Cardium. The overall results of the Western Canada program allowed the Company to maintain its level of production and increase liquids production. Production in the fourth quarter of 2011 averaged 2,911 boepd while we produced 3,087 for the same period in 2010.  Sonde averaged 2,796 boepd in 2011 versus 2,870 boepd in 2010.  The majority of new production resulted from our 16 gross (13.1 net) new-zone re-entries and 51 gross (43.4) net work-overs. The Company’s Michichi horizontal well was completed in December and is currently flowing at an average daily rate of about 150 boepd.  The well was hydraulically fractured with oil, and frac fluids are still being produced, but management believes the early results are encouraging.  The Company has permitted follow up locations on the same drilling pad for future execution.

In February, the Company sold 26,240 gross acres (24,383 net) in its Kaybob Duvernay play in Alberta for an aggregate proceeds of $75 million resulting in a net gain of $73 million. Sonde still owns 38,920 gross (38,920 net) high potential acres in the rapidly expanding Duvernay play, including acreage added to the Ante Creek North area acquired in recent lease sales. Sonde may seek a partner to participate in this highly prospective area and, depending on the outcome of the financing alternatives in North Africa, hopes to initiate an inaugural drilling program in late

2012. In addition to the Duvernay, Sonde has 38,453 gross (38,453 net) acres of Montney rights at Waskahigan and Ante Creek North, in the vicinity of recently-announced high-rate horizontals drilled by industry. Sonde has been engaged in joint venture discussions with several industry and financial partners to provide financial leverage and risk-mitigation in the early phases of these plays.

On December 30, 2011, the Company redeemed its US$15 million Series B preferred stock and paid all accrued dividends.

Reserves

The Company’s proved plus probable reserves were 9,507 Mboe at December 31, 2011 compared to 10,171 Mboe for the previous year. The decrease can be attributable to 732 Mboe lost to lower natural gas prices and other economic factors.  Drilling, technical revisions plus improved recovery, and acquisitions added 1,078 Mboe, offset by our 2011 production of 1,010 Mboe.

Petroleum and natural gas sales increased from $36.9 million in 2010 to $39.5 million in 2011. The increase is mainly due to increases in commodity prices and realized gains on an effective gas hedge.

The decrease in net loss from 2011 to 2010 of $59.7 million (restated on an IFRS basis) is comprised of the following major components:

Increase in operating expense (workovers)	($2.5)
Lower Depletion and depreciation	1.9
Lower exploration and evaluation expenses	7.8
Lower Property, plant and equipment impairment	6.5
Gain on financial derivatives	10.3
Income from discontinued operations	36.2
All others	(0.5)

Our operating netback declined from $21.1 million to $19.4 million primarily due to higher well work over expense and averaged $19.04 in 2011 versus $20.14 per boe in 2010.

Our capital expenditures from continuing operations increased by $3.0.  Western Canadian operations and corporate assets increased by $33.3 and $0.8 million, respectively, while North Africa expenditures declined by $31.2 million.  The Zarat North 1 well was completed in January 2011.

Business Overview and Future Strategy

The Company is focused on the maximization of long-term sustainable value to its shareholders by:

•
Developing the Western Canada asset base to maintain average daily production in 2012 along with replacement of producing reserves on an economic and cost effective basis by exploitation, full-cycle exploration and strategic acquisition with a focus on liquids in this low natural gas environment.

•
We continue to plan for our Montney and Duvernay drilling campaign in late 2012 or early 2013 by acquiring additional acreage, permitting drilling locations and finding partners to help de-risk the program.

•
In March 2012, the Company filed a Plan of Development with Joint Oil for the development of the Zarat field and it is actively engaged in discussions to unitize development of the Joint Oil Block with an adjacent license holder.

•
Natural gas prices continue to decline and the Company has identified approximately 588 boepd that are candidates for shut-in in the interim and will not focus on gas related projects until a sustainable economic recovery in natural gas prices is demonstrated.

•
Our bank facility is scheduled for review on April 1, 2012 and we have been advised that the current facility can be renewed at the $40 million level.  Management will reduce the capacity level to $30 million in the interim to reduce standby and other fees.

Speaking today, Mr. Schanck, Sonde’s President and Chief Executive Officer, said, “The Company continues to monitor our cash position and intends to aggressively pursue our growth strategy and development of our assets as funds and circumstances permit.”

4thrd Quarter and Year End Financial and Operational Review

	Three months ended December 31			Twelve months ended December 31
($ thousands except share, per share and operating amounts)	2011	2010	% change	2011	2010	% change
Financial
Petroleum and natural gas sales, net of transportation	9,445	10,002	(6)	34,952	34,132	2
Funds from operations(1)	3,155	871	262	7,597	6,549	16
Funds from operations per share – basic (1)	$0.05	$0.01	262	$0.12	$0.11	14
Net loss	(36,500)	(74,177)	51	(40,571)	(100,224)	60
Net loss per share - basic	($0.58)	($1.19)	52	($0.65)	($1.64)	60
Capital expenditures	19,657	56,723	(65)	63,720	85,654	(26)
Working capital surplus (deficit)	(20,907)	24,029	--	(20,907)	24,029	--
Shares outstanding at period end	62,301,446	62,296,845	--	62,301,446	61,106,492	--
Operating
Natural gas (mcf/d)	12,186	14,140	(14)	12,187	13,324	(9)
Natural gas liquids (bbl/d)	293	291	1	227	185	23
Crude oil (bbl/d)	587	440	33	538	464	16
Total production (boe/d)	2,911	3,087	(6)	2,796	2,870	(3)
Realized Prices
Natural gas ($/mcf)	$3.93	$4.85	(19)	$4.04	$4.93	(18)
Natural gas liquids ($/bbl)	$51.64	$54.80	(6)	$62.79	$56.52	11
Crude oil ($/bbl)	$91.73	$74.86	23	$88.22	$72.79	21
Total ($/boe)	$40.13	$38.04	5	$39.67	$38.28	4
(1) Non-GAAP measure

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-GAAP Measures – This document contains terms such as funds from operations and funds from operations per share, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes funds from operations and funds from operations per share are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt. Funds from operations and funds from operatinos per share should not be considered an alternative to or more meaningful than funds from operating activities, as determined in accordance with GAAP, as an indicator of the Company’s performance. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent (“boe”).  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning our anticipated operational plans including our development and drilling program in Western Canada, exploration and evaluation plans in North Africa, the potential growth opportunities and strategy of the Company, future capital expenditures, sources of available financing (including the evaluation of financing alternatives for development of the Joint Oil Block and potential joint venture opportunities for Western Canada) our expected financial performance, and the expectation of successful future results.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

Forward-looking information or statements involve risks and uncertainties that could cause actual events or results to differ materially from the estimated or anticipated events or results implied or expressed in such forward-looking information or statements. In particular, information concerning oil and gas reserves and resources is deemed to be forward-looking information, as this information involves the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated.  References to “contingent resources” do not constitute, and should be distinguished from, references to “reserves”. Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Contingent resources are those quantities of crude oil and natural gas estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies that prevent the classification of reserves are economic, legal and political.  There is no certainty that the contingent resources will be developed and, if they are developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the contingent resources.  “Best Estimate” is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability that the quantity actually recovered will equal or exceed the best estimate. “High estimate” is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability that the quantity actually recovered will equal or exceed the high estimate.

Forward-looking information or statements are not based on historical facts but rather on management’s expectations regarding the Company’s production, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities and expectations with respect to general economic and capital market conditions and expectation regarding the outcome of financing alternatives. Forward-looking information or statements involves significant known and unknown risks and uncertainties. A number of factors could cause actual results  to differ materially from the results discussed in the forward-looking information or statements, including but not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production, delays or changes to plans with respect to exploration or development projects or capital expenditures; the uncertainty of resource estimates; the uncertainty of geological  interpretations; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and  environment risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating  with foreign governments and third parties located in foreign jurisdictions and the risk associated with international activity.  No assurance can be provided that the Company will be successful in finding financing alternatives or that the commitment can be met without such alternatives in North Africa. Additional important assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com, and included in the Company’s Annual Report on Form 40-F on file with the Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this Summary are as of the date of this Summary and the Company assumes no obligation to update or revise this forward-looking information or statements except as required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	March 23, 2012	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer